DUNDEE CORPORATION ACQUIRES FURTHER INTEREST IN

BREAKWATER RESOURCES LTD.

Toronto, December 31, 2007 – Dundee Corporation (TSX: DC.A and DC.PR.A) announced today that it has indirectly acquired through a wholly owned subsidiary 6,122,449 flow through common shares of Breakwater Resources Ltd. (“Breakwater”) at $1.96 per share, in a private transaction, which represents an approximate 1.09% interest in Breakwater.  Following this transaction, Dundee Corporation will own, directly and indirectly, an aggregate of 108,002,510 common shares, representing an approximate 25.37% interest in Breakwater.

The common shares of Breakwater were acquired for investment purposes and Dundee Corporation’s position in Breakwater may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Breakwater is a mining, exploration and development company which produces and sells zinc, copper, lead and gold concentrates to customers around the world.  It’s concentrate production is derived from four mines located in Canada, Chile and Honduras.

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc., a company with $60.2 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which manages $5 billion of Canadian commercial real estate, including a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Dundee Corporation

Ned Goodman

Joanne Ferstman

President and Chief Executive Officer

Executive Vice President and

(416) 365-5665

Chief Financial Officer

(416) 365-5010